9/26

02055105

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kettle River Resources Ltd

*CURRENT ADDRESS

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 666 FISCAL YEAR 4-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 10/2/02

File #82-666
Rule 12g3-2(b)
September 11, 2002

Kettle River Resources Ltd.

TSX-V (KRR)

AR/S
4-30-02

2002 ANNUAL REPORT

- **REVIEW & ACCOMPLISHMENTS**
- **REPORT TO THE SHAREHOLDERS**
  - **PRESIDENTS REPORT**
- **Schedule A: AUDITED FINANCIAL STATEMENTS**
- **Schedule B: SUPPLEMENTAL INFORMATION**
- **Schedule C: MANAGEMENT DISCUSSION**
  PROPERTY PROFILE & REVIEW
- **CORPORATE DATA**

Annual General Meeting

The Annual General Meeting will be held at 10 AM on Wednesday October 16, 2002 at the offices of Lang Michener 1500 - 1055 W. Georgia Street, Vancouver, BC. Shareholders of record on September 10, 2002 will be entitled to vote at the meeting.

Registrar & Transfer Agent CUSIP#492705 108
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street,
Vancouver, B.C V6C 3B9
Phone (604) 661 0232

Kettle River Resources Ltd. Symbol KRR
The Company trades on **The TSX Venture Exchange**

Box 130, 298 Greenwood Street,
Greenwood, BC Canada, V0H 1J0
Phone: (250) 445 6756
Facsimile: (250) 445 2259

Web site: http://www.kettleriver.com
Investor Relations:
Canada and US toll free: 1 800 856 3966
Email: kettle@direct.ca

File #82-666
Rule 12g3-2(b)
September 11, 2002

REVIEW & ACCOMPLISHMENTS

SUMMARY – HISTORY

- Kettle River Resources Ltd. (Kettle River) was formed in October 1980 and soon after entering a Joint Venture with Noranda Explorations in the historical Greenwood Mining Camp in Southern B.C. discovered the gold deposit on the Sylvester K. The Noranda J/V ended in October 1990 with Kettle River acquiring 100% of the Greenwood area properties.
- The discovery of diamonds at Lac de Gras in the Northwest Territories in 1991 by DiaMet Minerals initiated the 1/3 participation in DHK and added diamonds to the Company exploration portfolio. An agreement with Kennecott was signed in December 1992 granting them a 65% interest in the properties.
- During 1993-94, a vigorous exploration program by Kennecott Canada Exploration Inc. led to significant kimberlite discoveries and exciting times for the shareholders. One such discovery led to the bulk testing of Tli Kwi Cho. This was considered a large pipe by Canadian standards. The August 4, 1994 News Release, *'Tli Kwi Cho bulk sample results warrant no further work'* had a devastating impact on activities of the DHK. The question of whether the Tli Kwi Cho was given a fair test remains unanswered.
- Subsequent to 1994, limited exploration was conducted and numerous proposals, options, and agreements relating to the DHK properties have been written and rewritten. The Company supported the concept of one public trading company owning 100% of the DHK property interests and worked toward achieving the goal of Aug 11, 2001. A number of corporate changes were implemented including the name change to DHK Diamonds Inc. Taking DHK Diamonds Inc. public was not within the power of Kettle River directors. Had DHK gone public, Kettle River shareholders, with only 4.6 million shares issued would have gotten a larger ratio of DHK shares per share than the shareholders of our partners.
- August 2000 – DHK et al made a deal with Archon Minerals Limited (Archon) and BHP Diamonds Inc. (BHP) on the DHK and W1 claim blocks. In 2001, fourteen targets were drilled with no new kimberlites found. No further work planned for these two claim blocks.
- September 2001 - DHK proposes new Kennecott deal to circumvent going public in exchange for 1% Gross Overriding Royalty (GOR), then enters a deal on WO claim with BHP and Archon similar to that on WI & DHK with the hope for new targets.

CURRENT YEAR -SUMMARY

- December 14, 2001 – BHP reports to DHK partners on 4400 line-kilometers of gravity survey on WO Block. 22 Anomalies located, three high, 5 medium and 14 low target priority.
- February 2002 – additional ground staked for the Naket project
- March 2002 – Archon Minerals Limited mobilizes track-mounted drill to WO claims but low snow pack prohibits travel to target areas.
- August 2002- Archon mobilizes helicopter portable drill to DO29 north (BHP High Priority target #WO9) and kimberlite encountered.
- September 2002 – core from WO9 being tested for diamonds.

File #82-666
Rule 12g3-2(b)
September 11, 2002

REPORT TO THE SHAREHOLDERS

Dear Shareholder:

Diamonds remain the focus of the Company and the most attractive area is still the Central Slave Craton in the Canadian North –NWT and Nunavut. Exploration on the DHK project has centered on the WO Claim Block. The area contains a group of known kimberlites (Tli Kwi Cho, DO18 and DO29) discovered by Kennecott during the 1992 – 1998 exploration.

The WO exploration program is testing targets generated by BHP. Archon Minerals Limited is conducting the work. In August, what may be a significant drill discovery was made in the DO29 north area, the core of which is being reviewed for the pipe's diamond potential.

Diamond mines in production and being developed in this area are the richest in the world and this is where Kettle River will be for the long haul. The partners in the project have moved ahead quickly in order to facilitate exploration but have outpaced the various guiding agreements that will require some boardroom fence mending this winter. The WO agreement was based on the now defunct DHK/WI agreement that excluded known kimberlites. The definition of what constitutes the "WO Claim Block" in the latest WO agreement with BHP/Archon does not clearly state the original agreed upon intent. DHK Diamond directors have not authorized the signing of certain agreements. As the work season in the Central Slave begins in late February, the next phase built on fair joint venture principals may see a bulk test on discoveries emanating from the present program.

In the Nunavut Area, the Naket project was active in the spring with the staking of additional targets in the western portion of the area to cover anomalies occurring in the McKenzie Dyke swarm (Corridor of Hope). New Nadina Explorations Limited, the current operator, is currently arranging a program of till and gold sampling.

In the Greenwood Area, the properties are mainly held for gold, copper and talc. Recent increases in the gold price and interest in base metals is enticing mining companies back into the area and joint venture partners are being sought for these interesting properties that deserve further investigation.

On behalf of the Company and Board of Directors, I would like to extend a vote of appreciation to our loyal shareholders for their support. We too, hope for a better year coming.

Sincerely,

'George O.M. Stewart'

George O.M. Stewart,
President & C.E.O.

File #82-666
Rule 12g3-2(b)
September 11, 2002

Financial Statements of

KETTLE RIVER RESOURCES LTD

Years ended April 30, 2002 and 2001

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the balance sheets of Kettle River Resources Ltd. as at April 30, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that in our opinion, these principles have been applied on a consistent basis.

"KPMG LLP"

Chartered Accountants

Kelowna, Canada
September 5, 2002

File #82-666
Rule 12g3-2(b)
September 11, 2002

KETTLE RIVER RESOURCES LTD.
Balance Sheets

April 30, 2002 and 2001

		2002		2001
Assets				
Current assets:				
Cash and term deposits	$	**53,652**	$	227,645
Accrued interest and other amounts receivable		**4,109**		43,427
Marketable securities (Note 3)		**3,884**		66,531
Prepaid expenses		**3,327**		3,406
		64,972		341,009
Investments (note 4)		**132,803**		388,340
Capital assets (note 5)		**101,067**		108,011
Mineral properties (note 6)		**1,640,345**		2,804,172
	$	**1,939,187**	$	3,641,532
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	**51,258**	$	76,160
Shareholders' equity				
Share capital (note 7)		**8,155,506**		8,120,506
Deficit		**(6,267,577)**		(4,555,134)
		1,887,929		
Going concern (note 1)				3,565,372
Nature of operations (note 2(a))				
	$	**1,939,187**	$	3,641,532

See accompanying notes to financial statements.

Approved by the Board:

"George O.M. Stewart"

George O.M. Stewart, Director

"Ellen Clements"

Ellen Clements, Director

File #82-666
Rule 12g3-2(b)
September 11, 2002

KETTLE RIVER RESOURCES LTD.
Statements of Operations and Deficit

Years ended April 30, 2002 and 2001

		2002		2001
Administrative expenses				
Accounting, audit and legal	$	23,036	$	23,200
Advertising, promotion and printing		9,277		7,730
Amortization		2,210		2,666
B.C. capital tax (recovery)		Nil		Nil
Licenses, insurance, filing and transfer agent fees		17,055		17,833
Management wages (net of recoveries)		71,820		74,430
Office and sundry		5,580		11,270
Office building expenses		4,712		5,076
Telephone		985		2,592
Travel		4,463		9,012
		139,138		153,809
Equity in loss of New Nadina Explorations Limited		9,725		13,561
Write down of marketable securities		15,854		4,460
Write down of investments		256,624		Nil
Property investigation costs		30,608		13,091
Mineral properties written-off		1,272,794		73,312
Total expenses		1,724,743		258,233
Other income				
Interest		6,910		25,747
Gain on sale of marketable securities		5,390		5,110
		12,300		30,857
Loss for the year		(1,712,443)		(227,376)
Deficit, beginning of year		(4,555,134)		(4,327,758)
Deficit, end of year	$	(6,267,577)	$	(4,555,134)
Loss per share, basic and diluted	$	(0.35)	$	(0.05)
Weighted Average number of Common Shares outstanding, basic and diluted		4,947,611		4,597,611

See accompanying notes to financial statements.

File #82-666
Rule 12g3-2(b)
September 11, 2002

KETTLE RIVER RESOURCES LTD.
Statements of Cash Flows

Years ended April 30, 2002 and 2001

	2002	2001
Cash provided by (used in):		
Operating:		
Loss for the year	$ (1,712,443)	$ (227,376)
Items not involving cash		
Amortization	2,210	2,666
Equity in loss of New Nadina Explorations Limited	9,725	13,561
Write down of marketable securities	15,854	4,460
Write down of investments	256,624	Nil
Gain on sale of marketable securities	(5,390)	(5,110)
Mineral properties written off	1,272,794	73,312
Changes in non-cash operating working capital	14,495	21,404
	(146,131)	(117,083)
Financing:		
Shares issued for cash	35,000	80,000
Investing:		
Proceeds on sale of marketable securities	52,183	40,495
Increase in investments	(10,812)	(16,664)
Mineral property acquisition costs	(13,435)	(12,943)
Investment in DHK Resources Ltd.	Nil	(52,673)
Deferred exploration expenditures	(90,798)	(166,257)
	(62,862)	(208,042)
Decrease in cash	(173,993)	(245,125)
Cash and term deposits, beginning of year	227,645	472,770
Cash and term deposits, end of year	$ 53,652	$ 227,645
Interest paid	Nil	Nil
Income taxes paid	Nil	Nil
B.C. mining exploration tax credit received	35,215	17,975
Non-cash investing activity		
Amortization of capital assets capitalized to mineral properties	$ 4,734	$ 5,659

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.
Statements of Deferred Exploration Expenditures

Years ended April 30, 2002 and 2001

	2002	2001
Allocation of management fees, salaries, wages and benefits	$ 31,250	$ 49,140
Amortization	4,734	5,659
Assaying	56	1,421
Assessment and recording	1,500	4,290
Exploration costs	35,242	98,960
Field supplies	44	130
Legal and miscellaneous	10,820	20,664
Roadwork, reclamation and fencing	255	2,844
Rent	5,580	8,403
Taxes	1,575	1,707
Travel and accommodation	4,476	12,195
Government assistance	Nil	(33,497)
	95,532	171,916
Previous years' expenditures written-off	(1,168,810)	(65,400)
	(1,073,278)	106,516
Deferred exploration expenditures, beginning of year	2,427,622	2,321,106
Deferred exploration expenditures, end of year	$ 1,354,344	$ 2,427,622

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS

Years ended April 30, 2002 and 2001

The Company was incorporated on October 17, 1980 under the laws of British Columbia and its principal business activity is mineral property exploration.

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustment should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements. Management plans to continue to pursue equity financing to support operations (note 10). Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Nature of operations:

The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and the generation of sufficient income through future production from, or the disposition of, such assets.

b) Marketable Securities:

Marketable securities are stated at the lower of cost and quoted market value.

c) Investments:

The investment in New Nadina Explorations Limited is accounted for using the equity method. Under the equity method, the cost of the investment is adjusted for the Company's share of earnings or losses less dividends, subsequent to the Company gaining significant influence. The investment in shares of Westquest Minerals Corp. is stated at cost. Any decline in the value of investments that is determined to be permanent in nature, is recorded during the period in which the permanent impairment in value is determined.

d) Capital Assets:

Capital assets are stated at cost less accumulated amortization. Amortization of capital assets is recorded on the declining balance basis at the rates indicated in note 5 and is allocated between operations and deferred exploration expenditures based on the nature of the asset and the relative percentages of its use.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2002 and 2001

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Mineral Properties:

Acquisition costs and exploration expenditures relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized over the estimated life of the ore body to which they relate or until the properties are abandoned or sold or management determines that the mineral property is not economically viable or there is a permanent impairment in value, at which time the deferred costs are written off. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost and deferred exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred and are not accrued. Ongoing reclamation and site restoration costs including site maintenance and care-taking are expensed when incurred. The amounts shown for mineral properties represent costs to date and do not necessarily reflect present or future values.

f) Loss Per Share:

Loss per share has been calculated on the basis of the weighted average number of shares outstanding during the year. The effect of common share options and warrants is anti-dilutive and therefore loss per share on a fully diluted basis has not been calculated.

g) Management Estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The significant areas requiring the use of management estimates are the determination of the recoverability of the amounts capitalized in mineral properties and the valuation of investments. Actual results could differ from those estimates.

h) Financial Instruments:

The fair values of the Company's cash and term deposits, accrued interest and other amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of the instruments. Marketable securities are carried at market value, as at April 30, 2002 and April 30, 2001. The fair value of investments is disclosed in note 4. The maximum credit risk related to all financial assets is the carrying value of that asset.

i) Stock Based Compensation Plan:

The Company has a stock based compensation plan that is described in note 7 d). No compensation expense is recognized for this plan when stock options are granted to employees. Any consideration paid by employees on the exercise of stock options is credited to share capital.

j) Future income taxes:

The Company follows the asset and liability method of accounting for income taxes whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2002 and 2001

3. MARKETABLE SECURITIES

		2002		2001
Securities of public companies				
Cost	$	79,406	$	157,908
Write down to market value		(75,522)		(91,377)
Market value	$	3,884	$	66,531

4. INVESTMENTS

		2002		2001
New Nadina Explorations Limited				
1,794,432 (2001 – 1,644,432) common shares at cost	$	426,126	$	411,126
Write down		(216,593)		Nil
Equity in losses of New Nadina Explorations Limited		(83,922)		(74,197)
Advances		7,192		11,380
		132,803		348,309
Westquest Minerals Corp.				
160,000 common shares at cost		40,031		40,031
Write down		(40,031)		Nil
		Nil		40,031
	$	132,803	$	388,340

The investment in New Nadina Explorations Limited ("New Nadina"), a public company, has been accounted for on the equity basis. On April 30, 2002 the Company owned 1,794,432 common shares (April 30, 2001 1,644,432) representing 15.3% ownership (April 30, 2001 - 16.32% ownership). The quoted market value of the common shares at April 30, 2002 was $71,777 (April 30, 2001 - $131,555).

The company owns 160,000 common shares at a cost of $40,031 in Westquest Minerals Corp. ("Westquest"), a private company formed for the purpose of undertaking mineral property exploration in Nevada. There is presently no quoted market value available for this investment.

5. CAPITAL ASSETS

				2002			2001
	RATE	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land		$ 15,000	$ Nil	$ 15,000	$ 15,000	$ Nil	$ 15,000
Paving	8%	5,460	2,059	3,401	5,460	1,764	3,696
Buildings	4%-5%	110,401	38,929	71,472	110,401	35,849	74,552
Mining equipment	30%	126,765	122,479	4,286	126,765	120,642	6,123
Office equipment	20%	53,972	47,090	6,882	53,972	45,369	8,603
Trailer	30%	21,861	21,840	21	21,861	21,831	30
Automobiles	30%	5,417	5,412	5	5,417	5,410	7
		$ 338,876	$ 237,809	$ 101,067	$338,876	$ 230,865	$ 108,011

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2002 and 2001

6. MINERAL PROPERTIES

	Balance April 30, 2001	Current Expenditures	Current Write Offs	Balance April 30, 2002
Deferred Exploration Expenditures				
Greenwood Area - BC (a)	$ 1,983,096	**$ 44,700**	**$1,073,700**	**$ 954,096**
DHK Diamonds Inc. - NWT (b)	303,201	**33,266**	**50,470**	**285,997**
Skylark - BC (c)	7,645	**1,517**	**Nil**	**9,162**
Saskatchewan/BC (c)	44,640	**Nil**	**44,640**	**Nil**
Naket – Nunavut (d)	89,040	**16,049**	**Nil**	**105,089**
	2,427,622	**95,532**	**1,168,810**	**1,354,344**
Acquisition Costs				
Greenwood Area (a)	199,804	**Nil**	**75,186**	**124,618**
DHK Diamonds Inc. - NWT (b)	Nil	**3,687**	**553**	**3,134**
Skylark - BC (c)	3,199	**Nil**	**Nil**	**3,199**
Saskatchewan/BC (c)	4,888	**Nil**	**4,888**	**Nil**
Naket - Nunavut (d)	12,943	**9,748**	**Nil**	**22,691**
	220,834	**13,435**	**80,627**	**153,642**
Investment in DHK Diamonds Inc. (b)	155,716	**Nil**	**23,357**	**132,359**
	376,550	**13,435**	**103,984**	**286,001**
	$ 2,804,172	**$ 108,967**	**$1,272,794**	**$1,640,345**

	Balance April 30, 2000	Expenditures Net of Government Assistance	Write Offs	Balance April 30, 2001
Deferred Exploration Expenditures				
Greenwood Area - BC (a)	$ 2,033,910	$ 14,586	$ 65,400	$1,983,096
DHK Diamonds Inc. - NWT (b)	238,787	64,414	Nil	303,201
Skylark - BC (c)	4,058	3,587	Nil	7,645
Saskatchewan/BC (c)	44,351	289	Nil	44,640
Naket – Nunavut (d)	Nil	89,040	Nil	89,040
	2,321,106	171,916	65,400	2,427,622
Acquisition Costs				
Greenwood Area (a)	207,716	Nil	7,912	199,804
Skylark - BC (c)	3,199	Nil	Nil	3,199
Saskatchewan/BC (c)	4,888	Nil	Nil	4,888
Naket - Nunavut (d)	Nil	12,943	Nil	12,943
	215,803	12,943	7,912	220,834
Investment in DHK Diamonds Inc. (b)	103,043	52,673	Nil	155,716
	318,846	65,616	7,912	376,550
	$ 2,639,952	$ 237,532	$ 73,312	$2,804,172

a) **GREENWOOD AREA** -Southern BC:

The Company owns a 100% interest in certain properties in the Greenwood Mining Division of British Columbia.

During 2002, the Company chose to abandon numerous mineral claims in the Greenwood area due to exploration results that did not encourage further exploration. Accordingly, the Company wrote off the deferred exploration and acquisition costs associated with these claims.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2002 and 2001

---

6. MINERAL PROPERTIES (continued)

b) DHK DIAMONDS INC.:

The Company owns 33 1/3% of DHK Diamonds Inc. (DHK), a company that holds various interests in several claim blocks in the Lac de Gras area of the Northwest Territories. Subsequent to April 30, 2002, Kennecott Canada Exploration Inc. ("Kennecott") and DHK agreed that Kennecott, in exchange for a 1% royalty on all claims, would vend its 40% interest in the DHK properties and its 100% interest in the Pellatt Lake properties to DHK. DHK and Kennecott are currently working on a written agreement to formalize this transaction.

PELLATT LAKE:

DHK must pay a 1% royalty from the one known kimberlite located on the Pellatt Lake claims upon achieving any production from that kimberlite. DHK will acquire a 100% interest in this property upon completion of the above agreement with Kennecott.

WO CLAIM BLOCK:

During 2002, DHK entered into an agreement with BHP Diamonds Inc. ("BHP") whereby BHP can earn a 35% interest in the claims by identifying a new diamond bearing kimberlite. BHP has the option to earn a further 16% by bulk sampling any new kimberlite that is identified. If drill testing confirms that the kimberlite identified by BHP is diamond bearing, the ownership holdings would be: BHP 35.00%, DHK 35.75%, Archon Minerals Limited ("Archon") 13%, SouthernEra 6.5% and Aber Diamond Corporation ("Aber") 9.75%. Holdings in this claim block at April 30, 2002 are: DHK 55%, Archon 20%, SouthernEra 10% and Aber 15%. Upon completion of the above agreement with Kennecott, DHK must pay a 1% royalty to Kennecott upon reaching commercial production on the property.

DHK & WI CLAIM BLOCKS:

During 2002, exploration on these blocks provided results that did not support the validity of further exploration. Accordingly, the exploration and acquisition costs deferred to date relating to these claim blocks have been written off.

c) SKYLARK-BRITISH COLUMBIA/SASKATCHEWAN:

The Company, through joint venture agreements, holds a 50% interest in certain mineral properties in British Columbia and Saskatchewan.

d) NAKET - NUNAVUT:

The Company, through a joint venture with New Nadina Explorations Limited, holds a 50% interest in twelve claim blocks in Nunavut. In exchange for exploration data, the joint venture must pay a 1% net smelter royalty to Kennecott Canada Ltd. for a period expiring on August 1, 2005 on production of any diamonds or metal products from the claim blocks.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2002 and 2001

7. SHARE CAPITAL

a) Authorized: 50,000,000 common shares without par value

b) Issued:

	April 30, 2002		April 30, 2001	
	No. of Shares	**Amount**	No. of Shares	Amount
Opening balance	4,853,611	**$ 8,819,360**	4,653,611	$ 8,739,360
Less treasury shares at cost	(256,000)	**(698,854)**	(256,000)	(698,854)
	4,597,611	**8,120,506**	4,397,611	8,040,506
March 5, 2001 Private Placement	**Nil**	**Nil**	200,000	80,000
Feb 28, 2002 Private Placement	**350,000**	**35,000**	Nil	Nil
Ending balance	**4,947,611**	**$ 8,155,506**	4,597,611	$ 8,120,506

On March 5, 2001, the Company issued 200,000 units at a price of $0.40 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant has an exercise price of $0.50 per share and expires on July 16, 2002. The shares and related warrants could not be traded before March 5, 2002.

On February 28, 2002, the Company issued 350,000 units at a price of $0.10 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant has an exercise price of $0.15 per share and expires on February 4, 2004. The shares and related warrants cannot be traded until February 16, 2003 or without prior written approval until June 15, 2002.

c) Warrants:

	Outstanding April 30, 2001	Issued	**Outstanding April 30, 2002**	Exercise Price	Expiry Date
March 5, 2001	200,000	Nil	**200,000**	$0.50	July 16, 2002
February 28, 2002	Nil	350,000	**350,000**	$0.15	February 4, 2004
Ending Balance	200,000	350,000	**550,000**		

	Outstanding April 30, 2000	Issued	Outstanding April 30, 2001	Exercise Price	Expiry Date
March 5, 2001	Nil	200,000	200,000	$0.50	July 16, 2002

The 200,000 common share purchased warrants issued March 5, 2001 expired on July 16, 2002 without being exercised.

d) Stock options:

The Company has a Directors' and Employees' Stock Option Plan ("Plan") where the aggregate number of shares that may be issued from time to time under the Plan shall not exceed 439,261 shares and the number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued. The exercise price of

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2002 and 2001

7. SHARE CAPITAL (continued)

options is determined by the Board of Directors and shall not be lower than the closing market price of the shares on the business day immediately prior to the grant date. Options have no vesting period and are exercisable to a maximum of 10 years or such period as determined by the Board of Directors. As at April 30, 2002 there were 330,000 option shares granted and 109,261 held in reserve. During 2002, the exercise price of 330,000 options was reduced from $0.25 to $0.15 per share, shareholder approval given for re-pricing of options at the Annual General Meeting held on October 18, 2001. Details of options outstanding are as follows:

Issued to:	**Outstanding April 30, 2002**	Outstanding April 30, 2001	Outstanding April 30, 2000	Exercise Price per share	Expiry Date
Directors	**205,000**	205,000	205,000	$0.15	March 11, 2003
Director	**100,000**	100,000	Nil	$0.15	January 10, 2006
Employees	**25,000**	25,000	25,000	$0.15	March 11, 2003
	330,000	330,000	230,000		

e) Shareholder Protection Rights Plan: The Company has a Shareholder Protection Rights Plan whereby as of the adoption date (March 21, 1994) one right was issued for each common share of the Company. These rights remain attached to the shares and are not exercisable until the occurrence of certain designated events. The Plan is intended to maximize shareholder value and ensure all shareholders are treated fairly in the event of a takeover bid.

8. RELATED PARTY TRANSACTIONS

During the twelve months ended April 30, 2002, officers and directors were paid a total of $136,575 (2001 - $173,700) for consulting and management fees, accounting and secretarial services, and for building and equipment rentals. During the year ended April 30, 2002, fees in the amount of $20,083 (2001 - $24,684) were billed to the Company by a law firm in which a director of the company is a partner. The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

9. INCOME TAXES

The tax effects of temporary differences that give rise to the Company's future income tax asset are presented below:

	2002	2001
Non-current future income tax asset:		
Capital assets	$ **18,625**	$ 9,798
Mineral properties	**1,608,624**	1,193,887
Capital loss carry forward	**4,157**	-
	1,631,406	1,203,685
Valuation allowance	**(1,631,406)**	(1,203,685)
	$ **Nil**	$ Nil

10. SUBSEQUENT EVENT

Subsequent to April 30, 2002, the Company issued 150,000 common shares upon the exercise of stock options for cash proceeds of $22,500.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT FORM
BC FORM 51-901 (previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR THE FOURTH QUARTER ENDED	DATE OF REPORT Y	M	D
Kettle River Resources Ltd.	**April 30, 2002**	**2002**	**09**	**11**

ISSUER'S ADDRESS

Box 130, 298 Greenwood Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX	ISSUER TELEPHONE
Greenwood	**BC**	**V0H 1J0**	**250 445 2259**	**250 445 6756**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE
Ellen Clements	**Director**	**1 800 856 3966**

CERTIFICATE

Three schedules are required to complete this Quarterly Report; the Board of Directors has approved the disclosure contained therein. Schedule A: Financial information, Schedule B: Supplementary information and Schedule C: Management Discussion. Please note this Form is incorporated as part of both the required filing of Schedule A and Schedules B & C. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED Y	M	D
• "*George Stewart*"	George Stewart	2002	09	11

DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED Y	M	D
• "*Ellen Clements*"	Ellen Clements	2002	09	11

SCHEDULE B – Supplemental Information

1. Analysis of deferred costs, exploration & development:

See attached Audited Financial Statements (Schedule A) and deferred expenditures by property below

	Greenwood Area	DHK	Skylark JV	Naket JV	**April 30, 2002**	April 30, 2001
Allocation of management fees & wages	$16,500	$10,000	$750	$ 4,000	**$ 31,250**	$ 49,140
Amortization	3,852	657	18	207	**4,734**	5,659
Assaying	56				**56**	1,421
Assessment & Filing	2,775		300		**3,075**	5,997
Exploration programs	14,252	8,879	450	11,705	**35,286**	99,120
Legal & Miscellaneous	1,210	9,520		91	**10,820**	20,664
Roadwork/Reclamation	255				**255**	2,844
Storage-equipment	5,580				**5,580**	8,403
Travel and accommodation	220	4,210		46	**4,476**	12,195
Government Assistance						(33,497)
TOTAL EXPENDITURES	$ 44,700	$ 33,266	$ 1,518	$ 16,049	**$ 95,532**	$171,916

2. Related Party transactions

$156,658 Refer to Note 8 Schedule A

3. Summary of Securities issued during the year

Refer to Note 7 (b) Schedule A

Summary of Options Granted during the year:

There were no options granted during the year. Also refer to Note 7 (d) Schedule A

4. Summary of securities at the end of the reporting period

(a) The Company had an authorized capital of 50,000,000 common shares of which 4,947,611 common shares were issued and outstanding for $8,155,506.

(b) Subsequent to April 30, 2002, 150,000 common shares for the exercise of share options for cash proceeds of $22,500.

(c) Share issue Commitments

Type	Grant Date	Number of Shares	Exercise Price	Expiry Date
Options		230,000	$0.15	March 11, 2003
Options	January 10, 2001	100,000	$0.15	January 10, 2006
Warrants	March 5, 2001	200,000	$0.50	July 16, 2002
Warrants	February 28, 2002	350,000	$0.15	Feb 4, 2004

At the Annual General Meeting held October 18, 2001, shareholders approved amending the option price from $0.25 to $0.15 on the 330,000 share options.

(d) There are no shares held in escrow.

5. The directors and officers

George O.M. Stewart, President and Director
Ellen Clements, Secretary/Treasurer and Director
Gerald H. Rayner, Director
Brian E. Abraham, Director

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business
The Company is a venture company under the rules of The TSX Venture Exchange and is in the business of mineral and diamond exploration.

Mineral Properties - Property Profile & Review

DHK Diamonds Inc.- Lac de Gras, NWT
Negotiations are in progress for Kennecott Canada Inc. to return their 40% interest in what remains of the original 208,000 acres of DHK property plus turn over 100% interest in the Pellatt Lake claims where the PL02 diamondiferous kimberlite is located.

DHK & W1 Claim Block:

- During the past year, Archon drill tested 14 targets with no new kimberlites found. No further work was planned for this property and the claims allowed to lapse. New Nadina Explorations Limited acquired three claims, including the DD42, DD17, DD39, & DD2002 kimberlites by meeting lease application deadlines. Kennecott and DHK Diamonds Inc. will each receive a 1% GOR on this property.

W0 Claim Block

- DHK enters agreement with Archon Minerals Limited and BHP Diamonds Inc. The cost of DHK's portion of $158,000 survey being covered by Archon & BHP in exchange for an increased interest. On December 14, 2001, BHP announced 22 targets were recommended for Archon to drill test as a result of the September 2001 Falcon Gravity Survey. The fourth target (W09) drilled near DO29 was confirmed as kimberlite on August 19, 2002. Positive results would warrant BHP conducting a bulk test. If successful, the DHK interest in the W0 claim block would be reduced to 20%. The excluded areas containing known kimberlites would be 75% DHK when the agreements with Kennecott are concluded.

NAKET Project, Nunavut
The Naket joint venture is 50% owned by New Nadina Explorations Limited (Nadina) and currently contains 12 claims located east of and to the north of Lac de Gras. An agreement for airborne geophysical data with Kennecott Canada Exploration Inc. provides them a 1% NSR. Ground geophysics delineated one circular anomaly that requires drill testing plus several sulphide rich areas to be prospected for gold. A till and sampling program conducted by Nadina is proposed.

SOUTHERN B.C. - Greenwood Area
Kettle River holds large tracts of mineral claims in the historic gold/copper Greenwood Mining Division. Many claims are Crown Granted and date back to the turn of the century. The copper gold deposits are classified as skarn deposits and are associated with regional faulting. These large fault structures are also mineralized but inadequately explored as the thrust faults generally do not outcrop.

Phoenix Tailings

- Previous results from testing for gold, copper and garnet potential remain uneconomic at current commodity prices. The real estate is being prepared for disposal as a recent study for Industrial Mineral potential indicates no economic value to the Company at this time.

Haas Creek Talc

- Testing of this talc/soapstone deposit continues to determine the grade and suitability of the material.

Mineral Properties, continued:

<u>New Nadina Explorations Limited</u> (Kettle River owns 15.3% equity interest)

- Kettle River owns 1,794,432 shares of New Nadina Explorations Limited representing 15.3% interest and reports its holdings on an equity basis. New Nadina owns the Silver Queen Mine, holds a 50% interest in the NAKET properties in Nunavut and recently acquired three claims containing three diamondiferous kimberlites on the former DHK Claim Block in NWT.

<u>Saskatchewan</u>

- The Nipikamew silica sand quarry is still in good standing and the quarry potential is being reviewed.

<u>NEVADA – Westquest Minerals Corp.</u>

- The investment in Westquest Minerals Corp., a private company based in Tonopah Nevada, has been written off as there has been no recent exploration activity.

Operations and Financial Condition - April 30, 2002

The following discussion should be read in conjunction with the attached audited financial statements. During the year, total cash reserves decreased by $173,993 to $53,652. The decrease resulted from cash resources being used in operations of $146,131 and in investments and resource property expenditures of $62,862 less financing of $35,000. The Company sustained a loss of $1,712,443 ($0.35 per share) compared with a loss of $227,376 ($0.05 per share) in 2001. Working capital at April 30, 2002 was $13,714.

Losses included a $1,272,794 write-down of mineral properties to $1,640,345, write down of $15,854 of marketable securities, equity loss of $9,725, write down of $256,624 in investments, net property investigations of $30,608 and administration expenses of $139,138 being offset with interest and miscellaneous income of $12,300.

This year, the Company capitalized exploration expenditures of $95,532 (2001 - $171,916) spent on its various mineral properties with the current book value of Mineral Properties (note 6) being $1,640,345. The company made no capital asset purchases this year.

Subsequent Events: Directors exercised 150,000 Share options subsequent to the year-end for cash proceeds of $22,500.

Financings, Principal purposes and Milestones: Refer to Note 7 (b) Schedule A. Funds raised during the period were for general purposes.

Liquidity and Solvency: The Company had working capital of $13,714 (excess of current assets over current liabilities) at the yearend and relies on equity financing to fund ongoing operations. The Company has 5,353,611 shares issued at September 11, 2002 which the Company owns 256,000. Share price during the past year ranged from $0.22 high to a low of $0.09 in Canadian funds. Positive results from the current exploration program underway by BHP on the DHK diamond properties would assist the Company's effort in obtaining further financing.

Going Concern: Management plans to continue to pursue equity financing to support operations. and believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time. *Refer further to note 1 Schedule A.*

Investor Relations: The Company undertook no investor relations activities, nor were any investor relations agreements or contracts entered into the Company during the year.

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-V-KRR

Corporate Data

Head Office:
P.O. Box 130, 298 Greenwood Street
Greenwood, British Columbia, V0H 1J0
Phone: (250) 445 6756
Facsimile: (250) 445 2259
Website: www.kettleriver.com

Directors & Officers

George O.M. Stewart, Geol. G.G.
President and Director

Ellen Clements,
Secretary/Treasurer and Director

Gerald Rayner, Geol., P.Eng.
Director

Brian Abraham, Lawyer, P.Geol.
Director

Investor Relations:
Contact: Ellen Clements
Canada-US toll free: 1-800-856-3966
email: kettle@direct.ca

Registrar & Transfer Agent CUSIP#492705·108
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9
Corporate Services Phone (604) 661 0232

Attorneys
Lang Michener
1500 Royal Centre, PO Box 11117
1055 West Georgia Street
Vancouver, B.C. V6E 4N7

Auditors to September 11, 2002
KPMG LLP, Chartered Accountants,
300 - 1674 Bertram Street,
Kelowna, B.C. V1Y 9G4

Auditors effective September 12, 2002
Grant Thornton LLP
Suite 2800 - 1055 West Georgia Street
Vancouver, Canada V6E 4N3

Listings & Filings: Symbol **KRR**
The TSX Venture Exchange
- Standard & Poors
- Moody's Investment
- Security and Exchange Commission
  12g3-2(b) Exemption File #82-666

File #82-666
Rule 12g3-2(b)

File #82-666
Rule 12g3-2(b)

KETTLE RIVER RESOURCES LTD.
Box 130, 298 Greenwood Street
Greenwood, British Columbia V0H 1J0
Phone: 250-445-6756 or 1-800-856-3966
Fax: 250-445-2259

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual general meeting (the "Meeting") of Shareholders of **Kettle River Resources Ltd.** (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, on October 16, 2002 at 10:00 a.m., local time, for the following purposes:

1. to receive the report of the directors of the Company;

2. to receive and consider the financial statements of the Company for its fiscal period ended April 30, 2002 and the report of the auditor thereon;

3. to fix the number of persons to be elected to the board of directors;

4. to elect directors of the Company for the ensuing year;

5. to appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration;

6. to consider any permitted amendment or variation of any matter identified in this Notice; and

7. to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and an Annual Report accompany this Notice. The Annual Report contains a copy of the audited financial statements for the year ended April 30, 2002 and the auditor's report thereon. The Information Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Dated at Vancouver, British Columbia, September 12, 2002.

BY ORDER OF THE BOARD

"George O.M. Stewart"

George O.M. Stewart
President

KETTLE RIVER RESOURCES LTD.
Box 130, 298 Greenwood Street
Greenwood, British Columbia, V0H 1J0
Phone: (250)-445-6756 or 1-800-856-3966
Fax: 250-445-2259

PROXY

This proxy is solicited by the management of KETTLE RIVER RESOURCES LTD. (the "Company") for the Annual General Meeting of its shareholders (the "Meeting") to be held on October 16, 2002.

The undersigned hereby appoints **George O.M. Stewart**, President and Chief Executive Officer of the Company, or failing him, **Ellen Clements**, Secretary and Treasurer of the Company, or instead of either of the foregoing, (insert name) ______________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, on October 16, 2002 at 10:00 a.m., local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1. **Fixing the Number of Directors**

   Vote FOR ☐ AGAINST ☐ the resolution fixing the size of the Board of Directors at four.

2. **Election of Directors**

   The nominees proposed by management of the Company are:

   George O.M. Stewart   Ellen Clements
   Gerald H. Rayner   Brian E. Abraham

   Vote FOR ☐ the election of all nominees listed above (except those whose names the undersigned has deleted).

   WITHHOLD ☐ vote

[ ]

[ ]

(Please advise the Company of any change of address)

3. **Auditor**

   Vote FOR ☐ WITHHOLD ☐ vote on the resolution to appoint Grant Thornton, Chartered Accountants, as auditor of the Company at a remuneration to be fixed by the board of directors.

4. Upon any permitted amendment to or variation of any matter identified in the Notice of Annual General Meeting.

6. Upon any other matter that properly comes before the meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: ______________________________, 2002.

____
Signature of Shareholder

____
(Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (604) 683-3694, by mail or by hand at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. **In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.**

SUPPLEMENTAL MAILING LIST
RETURN CARD

In accordance with National Instrument No. 54-102 "Interim Financial Statement and Report Exemption", both registered shareholders and non-registered (beneficial) shareholders may request annually that their names be added to a corporation's supplemental mailing list in order to receive certain interim financial statements.

IF YOU WISH TO RECEIVE SUCH STATEMENTS, PLEASE COMPLETE AND SEND THIS RETURN CARD TO THE FOLLOWING ADDRESS ONLY. DO NOT ENCLOSE THIS FORM WITH THE PROXY.

PLEASE MAIL, FAX OR EMAIL TO:

KETTLE RIVER RESOURCES LTD.
Box 130, 298 Greenwood Street
Greenwood, British Columbia V0H 1J0
Phone: 250-445-6756 or 1-800-856-3966
Fax to: 250-445-2259 or
kettle@direct.ca

The undersigned certifies that the undersigned is the owner of securities of Kettle River Resources Ltd. (the "Company") and requests that the undersigned be placed on the Company's Supplemental Mailing List in order to receive the Company's interim financial statements.

DATED: ____________________

____
Signature

____
Name - Please Print

____
Address

____

____
Postal Code

____
Fax

____
Telephone

____
Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

____
E-mail address (optional)

KETTLE RIVER RESOURCES LTD.

Box 130, 298 Greenwood Street
Greenwood, British Columbia V0H 1J0
Phone: 250-445-6756 or 1-800-856-3966
Fax: 250-445-2259

INFORMATION CIRCULAR
as at September 10, 2002

This Information Circular is furnished in connection with the solicitation of proxies by the management of Kettle River Resources Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on October 16, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Pursuant to section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in the Vancouver Sun newspaper on August 20, 2002 and filed with The TSX Venture Exchange and the Alberta, British Columbia and Ontario Securities Commissions.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. All costs of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the President and Chief Executive Officer of the Company and the Secretary and Treasurer of the Company. **A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.**

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (604) 683-3694, by mail or by hand at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Trust Company of Canada or to the registered office of the Company, at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Registered and Unregistered Shareholders

Registered shareholders may vote the shares they hold in the Company either by attending the Meeting in person or, if they do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Information Circular.

Unregistered shareholders, being persons whose holdings of shares of the Company are registered in the name of a stockbroker or financial intermediary, must follow special procedures if they wish to vote at the Meeting. To vote in person at the Meeting, an unregistered shareholder must insert his or her name in the space provided for in the proxy for the appointment of a person, other than the persons named in the proxy, as proxyholder. In such case, the unregistered shareholder attends as a proxyholder for their own shareholdings and is subject to the same limitations as any other proxyholder in voting shares (see "Exercise of Discretion"). If the unregistered shareholder does not plan to attend the meeting, the unregistered shareholder can vote by proxy, by following the instructions included on the proxy and provided to the unregistered shareholder by the relevant financial intermediary. In either case, the proxy must be delivered in the manner provided for in this Information Circular or as instructed by the shareholder's financial intermediary. **An unregistered shareholder who does not follow the instructions for delivery of the relevant form of proxy and who attends the Meeting will not be entitled to vote at the Meeting.**

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. A proxy in the accompanying form will confer discretionary authority on the nominees named therein with respect to

(a) each matter or group of matters identified therein for which a choice is not specified, other than the election of directors and the appointment of an auditor,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form will vote shares represented by the proxy for the approval of such matter.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee's best judgement.

Voting Shares and Principal Shareholders

As of September 10, 2002 the Company had outstanding 5,203,611 fully paid and non-assessable common shares without par value, each carrying the right to one vote. Subsequent to September 10, 2002 a treasury order has been issued pursuant to the exercise of an aggregate of 150,000 options to purchase shares.

Only shareholders of record at the close of business on September 10, 2002 who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons who, as at September 10, 2002, beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company carrying the right to vote in all circumstances is as follows:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
George O.M. Stewart Eholt/Jewel Lake Road Greenwood, B.C. V0H 1J0	982,035	19%
Ellen Clements Eholt/Jewel Lake Road Greenwood, B.C. V0H 1J0	698,870	13%

ELECTION OF DIRECTORS

The size of the board of directors is currently determined at five. Under the Articles of the Company the number of directors is to be established at annual meetings. Shareholders will be asked to approve by ordinary resolution that the size of the Board of Directors be fixed at four.

The term of office of each of the current directors will end at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next annual general meeting of the Company at which a director is elected, unless the director's office is earlier vacated in accordance with the Articles of the Company or the provisions of the *Company Act* (British Columbia).

The following table sets out the names of management's nominees for election as directors, all offices in the Company each now holds, each nominee's country of residence and principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at September 10, 2002.

Name, Position and Municipality of Residence	Occupation, Business or Employment[(1)]	Period a Director of the Company	Shares Beneficially Owned or Controlled[(2)]
George O.M. Stewart(3) President, Chief Executive Officer and Director Greenwood, British Columbia, Canada	Geologist/Gemologist Consultant; President, Chief Executive Officer and Director, New Nadina Explorations Ltd.	December 1, 1980 to date.	982,035
Ellen Clements Secretary, Treasurer and Director Greenwood, British Columbia, Canada	Office Manager of the Company; Director, New Nadina Explorations Ltd.	March 17, 1992 to date.	698,870
Gerald H. Rayner Director West Vancouver, British Columbia, Canada	Geological Consultant, self-employed; Director, Island-Arc Resources Corp.	September 25, 1992 to date.	33,500

Name, Position and Municipality of Residence	Occupation, Business or Employment[(1)]	Period a Director of the Company	Shares Beneficially Owned or Controlled[(2)]
Brian E. Abraham Director North Vancouver, British Columbia, Canada	Barrister & Solicitor, Fraser Milner Casgrain LLP.	October 21, 1996 to date.	42,500

Notes:

(1)(2) The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(3) The directors hold an aggregate of 75,000 options to purchase shares at an exercise price of $0.15 per share expiring on January 10, 2006 and 80,,000 options to purchase shares at an exercise price of $0.15 per share expiring on March 11, 2003.

The Company does not have an Executive Committee of its directors. The Company is required to have an Audit Committee and the current members of that committee are Ellen Clements, Gerald H. Rayner and Brian E. Abraham.

APPOINTMENT OF AUDITOR

The Board of Directors of the Company resolved on September 11, 2002 that KPMG LLP, Chartered Accountants, not be proposed for reappointment as the auditor of the Company at the Meeting. Grant Thornton, Chartered Accountants, of Suite 2800 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N3 will be nominated at the Meeting for appointment as auditor of the Company at a remuneration to be fixed by the directors to replace KPMG LLP.

There have been no reportable disagreements between the Company and KPMG LLP and no qualified opinions or denials of opinions by KPMG LLP for the purposes of National Policy 31. A copy of the Company's Reporting Package with respect to the termination of KPMG LLP and proposed appointment of Grant Thornton as auditor of the Company (including the Notice of Change of Auditor, a letter from KPMG LLP, a letter from Grant Thornton and Certificate of Officer) are attached as Schedule "A" to this Information Circular.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Company's board of directors is responsible for supervising the management and the business, managing the affairs and acting in the best interests of the Company. The board of directors meets as required and at least on a quarterly basis. The board of directors has noted that the Company's focus has been for the last several years, and is anticipated to continue to be, the exploration of the DHK Resources Ltd. diamond properties in the Northwest Territories. Currently, it is the most significant project with the most potential. The board of directors has decided that other projects be reviewed when proposals or opportunities arise. The board is of the view that its communication policy between senior management, board members and shareholders is good. The board is satisfied of the integrity of the Company's internal control and financial management information systems.

Composition of the Board of Directors

The board of directors is composed of four members, two of whom are unrelated.

Board and Management Assessment

There were no formal board meetings held during the past year; however, several informal discussions have been held with respect to various matters.

Actions Requiring Approval by the Board of Directors

There is no formal policy as to what matters are brought to the board of directors and it has been the experience of the board of directors that all material transactions require their attention.

The board of directors generally requires that material transactions receive prior board approval. In this regard, virtually all financing transactions are considered material to the Company, and property acquisitions and significant exploration programs receive the approval of the board of directors.

Shareholder Feedback and Concerns

Ellen Clements is available at the Company's office for communications with shareholders. The Company also regularly supplies shareholders with quarterly and annual financial information and copies of press releases. Some of the Company's directors are generally on hand attending at the Company's office for purposes of interaction with significant shareholders and potential investors.

Conclusions

The board of directors of the Company believes that the board and its committees follow effective corporate governance practices in the context of the resource exploration and development business of the Company. The board will continue to periodically review its practices as they relate to corporate governance and will make changes as warranted.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

During the Company's financial year ended April 30, 2002 the aggregate direct remuneration paid or payable to the Company's directors and senior officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was a total of $136,575 for consulting and management fees, accounting, secretarial services and for building and equipment rentals.

George O.M. Stewart, the Company's President and Chief Executive Officer, is the "Named Executive Officer" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officer during the Company's three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary[(1)] ($)	Bonus ($)	Other Annual Compensation[(1)] ($)	Securities Under Options/ SARs Granted[(2)] (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
George O.M. Stewart President and Chief Executive Officer	2002	51,875	Nil	5,200	Nil	Nil	Nil	Nil
	2001	84,000	Nil	12,300	100,000	Nil	Nil	Nil
	2000	90,000	Nil	13,796	Nil	Nil	Nil	Nil

Notes:

(1) An aggregate of $51,875 in salary was paid to George O.M. Stewart for the year ended April 30, 2002, under his management contract dated March 15, 1994. This management contract which expired in March, 1999 was renewed for a full term of five years in 1999 and amended on August 1, 2001. An aggregate of $5,200 was paid to Mr. Stewart to cover office, storage and equipment rental during the financial year ended April 30, 2002.

(2) As at April 30, 2002, Mr. Stewart held an aggregate of 175,000 options to purchase shares at an exercise price of $0.15 per share consisting of 75,000 share options expiring on March 12, 2003 and 100,000 share options expiring on January 10, 2006. On July 26, 2002 Mr. Stewart exercised 100,000 options to purchase shares. At the time of exercise the market value of the shares was $0.13 per share.

Stock Option Plan

The Company has in place a stock option plan approved by shareholders on October 5, 1994 and amended on October 20, 1997 (the "Plan"). The Plan has been established to provide incentive to qualified parties to increase their shareholdings in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Company at the time the option is granted. All options expire on a date not later than five years after the issuance of such option.

No options to purchase shares were granted to any director, officer, employee or consultant of the Company during the financial year ended April 30, 2002.

No options were exercised by the Named Executive Officer during the financial year ended April 30, 2002. The value of unexercised in the money options held by the Named Executive Officer at the year end was nil.

Pension Plans

The Company and its subsidiaries do not have any pension arrangements in place for the Named Executive Officer of the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an agreement Dated March 15, 1999 (the "Management Agreement"), the Company has engaged George O.M. Stewart to act as President and Chief Executive Officer of the Company. The term of the Management Agreement is five years from March 15, 1999 and provides for remuneration of $102,000 per year. For the period April 1, 1999 to April 30, 2000 Mr. Stewart voluntarily reduced his fee to $90,000. Mr. Stewart's remuneration for the period May 1, 2001 to April 30, 2002 was $51,875. The Management

Agreement was amended on August 1, 2001 to reflect a previously agreed upon specific fee, however, Mr. Stewart is currently voluntarily billing at a daily rate of $500/day only while working on specific projects.

The Management Agreement may be terminated by the Company providing Mr. Stewart with 12 months notice in writing or payment (in lieu of notice) by the Company to Mr. Stewart of an amount equal to 12 times the monthly fee then in effect. The Management Agreement may be terminated by Mr. Stewart in the event of any one of the following significant changes: (1) a take-over bid; (2) change of control of the board of the Company; (3) the sale of all or substantially all the assets of the Company; (4) the termination of the Company's business or the liquidation of its assets; or (5) the merger or amalgamation of the Company whereby the Company's shareholders receive less than 51% of the outstanding shares of the new or continuing corporation; in which event the Company will pay Mr. Stewart 12 times the monthly fee in effect.

Compensation of Directors

During the financial year ended April 30, 2002, the Company paid $2,400 to Gerald H. Rayner for office expenses. Fees in the sum of $20,083 were billed to the Company by a law firm in which a director of the Company was a partner.

ADDITIONAL COMPANY INFORMATION

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors or senior officers of the Company or any subsidiary thereof, or any associates or affiliates of any of them, is or has been indebted to the Company.

Interest of Certain Person in Matters to be Acted Upon

To the knowledge of management of the Company, no insider or nominee for election as a director of the Company has any material interest in any matter to be acted upon other than the election of directors, the appointment of auditors and as set out herein.

Interest of Insiders in Material Transactions

On February 4, 2002, the directors approved a private placement of 350,000 units ("Units") at a price of $0.10 per Unit to three placees who are also directors of the Company. Each Unit will consist of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional share at a price of $0.15 per share for a period of two years.

To the knowledge of management of the Company, no insider or nominee for election as a director of the Company had any interest, direct or indirect, in any other material transaction during the year ended April 30, 2002, or has any interest in any material transaction in the current year.

BY ORDER OF THE BOARD

"George O.M. Stewart"

George O.M. Stewart
President

File #82-666
Rule 12g3-2(b)

SCHEDULE "A" - REPORTING PACKAGE

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

CERTIFICATE OF OFFICER

In connection with the resignation of KPMG LLP as the auditor of Kettle River Resources Ltd. (the "Company"), I, Ellen Clements, Secretary of the Company, hereby certify for and on behalf of the Company that the board of directors of the Company has reviewed the Company's notice letter to KPMG LLP and Grant Thornton dated September 11, 2002 and their responses thereto, copies of which are attached hereto.

DATED at Greenwood, British Columbia, September 12, 2002.

"Ellen Clements"

Ellen Clements, Secretary

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

September 11, 2002

KPMG LLP
Chartered Accountants
300 – 1674 Bertram Street
Kelowna, B.C. V1Y 9G4

and

Grant Thornton,
Chartered Accountants
1055 W. Georgia St., Ste 2800
P.O. Box 11177, Vancouver, BC, V6E 4N3

Dear Sirs:

Change of Auditor "Notice"

Management of Kettle River Resources Ltd. (the "Company") confirms that it has received, effective September 11, 2002, the resignation of KPMG LLP as auditor of the Company, and that the Audit Committee and Board of Directors of the Company have accepted that resignation and appointed Grant Thornton to replace KPMG LLP as the auditor of the Company.

We confirm that

(a) no reportable event, as that term is defined in National Policy No. 31 of the Canadian Securities Administrators (the "Policy"), occurred in connection with the audits of the two most recently completed fiscal years of the Company, or any period subsequent to the most recently completed period for which an audit report was issued, and

(b) there was no reservation in the auditor's report for any such period.

In accordance with the provisions of the Policy, we request that you, KPMG LLP and Grant Thornton, each furnish us with a letter stating whether, based on your present knowledge, you agree with the information contained in this letter. If you disagree with the information contained in this letter, please specify your reasons.

Please address your letters to the British Columbia Securities Commission and return them to us within 10 days after the date of this notice letter.

Thank you for your co-operation.

Yours truly,

KETTLE RIVER RESOURCES LTD.

"Ellen Clements"

Per: Ellen Clements

KPMG LLP
Chartered Accountants
300 – 1674 Bertram Street
Kelowna, B.C. V1Y 9G4
Canada

Telephone (250) 975-7150
Telex (250) 763-0044
www.kpmg.ca

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y lL2

Alberta Securities Commission
Suite 400 – 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4

Ontario Securities Commission
Suite 800 – P.O. Box 55
20 Queen Street West
Toronto, ON M5H 3S8

Dear Sirs:

RE: Kettle River Resources Ltd.

We have read the Notice of Kettle River Resources Ltd. dated September 11, 2002 and are in agreement with the statements contained in such Notice.

Yours very truly,

"KPMG LLP"

Chartered Accountants
Kelowna, Canada

September 11, 2002

File #82-666
Rule 12g3-2(b)

Grant Thornton

September 12, 2002

70-17447

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
VANCOUVER, BC V7Y 1L2

Alberta Securities Commission
Suite 400 – 300 – 5th Avenue S.W.
CALGARY, Alberta
T2P 3C4

Ontario Securities Commission
Suite 800 – P.O. Box 55
20 Queen Street West
TORONTO, Ontario M5H 3S8

Dear Sirs:

Re: Kettle River Resources Ltd.

We have been requested by Kettle River Resources Ltd. (the "Company") to advise you whether or not we agree with the information contained in the Notice sent by the Company to us dated September 11, 2002, a copy of which is attached hereto.

We hereby advise you that we agree with that information, based on our knowledge thereof at this time.

Yours very truly,

"GRANT THORNTON LLP"

CHARTERED ACCOUNTANTS

P.O. Box 11177, Royal Centre
Suite 2800 – 1055 West Georgia Street
Vancouver, British Columbia
V6E 4N3
Tel: (604) 687-2711
Fax: (604) 685-6569

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

NEWS RELEASE

August 19, 2002

News release issued by DHK DIAMONDS INC. – new kimberlite find at Lac de Gras

Kettle River Resources Ltd. has received information of a new kimberlite discovery by DHK Diamonds Inc. VIEW THE TARGET ANOMALY or visit our website www.kettleriver.com.
...that they have been advised by Archon Minerals Limited ("Archon"), the operator of the current exploration program, that to date, four targets have been drill tested, three with negative results, the fourth, however, with positive results.

The fourth target was located by a combination of Falcon data and interpretation of topographical features, and has resulted in the intersection of a NEW KIMBERLITE, crater facies.

The discovery drill hole was collared in granite, on a lake shore, drilled at a 47 degree dip angle, encountered crater facies kimberlite for a length of 127 feet (from 157 to 284 ft.) ending in kimberlite. Due to the softness of the kimberlite, which exerted pressure on the drill rods of the heliportable rig, this hole was stopped in kimberlite at 284 ft.

This NEW KIMBERLITE is located in a bay of a lake, 2,100 meters west south-west of kimberlites DO27 (Tli Kwi Cho) and DO18, and about 200 meters north of DO29N, the latter was described as, "a multi-phased system which includes hypabyssal kimberlite dikes, pyroclastic (crater facies) kimberlite and heterolithic kimberlite breccias", and when last tested in 1998, yielding 12 micro-diamonds from a 82kg sample.

The drill core from this NEW KIMBERLITE appears to contain indicator minerals and is different in texture from DO29N. Sediment fragments and the texture of the core samples, appear to be similar to some of Ekati and Diavik pipes, suggesting emplacement during the Cretaceous period.

The topographic setting of this NEW KIMBERLITE would have impeded down ice dispersion patterns of kimberlite indicated minerals (KIM), emanate from this pipe, perhaps explaining its non-detection to date.

The current exploration program calls for drill testing up to nineteen targets, fifteen remain, with a minimum of one drill hole per target, before prioritizing these targets for further testing. Currently, the drill rig is being moved to a new target.

The current interest holders are: DHK 55%, Archon 20%, Aber 15%, SouthernEra 10%, with Kennecott retaining a 1% gross overriding royalty. BHP has the right, in the event of a 200 tonne bulk sample of a new discovery, at its cost, to earn a 54.5% interest, to be contributed, pro rata, by the other interest holders.

Obtain further information from Kettle River Resources Ltd. by phoning 1-800-856-3966 or email kettle@direct.ca For further information contact Ellen Clements at 1 800 856 3966

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. CDNX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

February 4, 2002

PRESS RELEASE

Kettle River arranges $35,000 financing

Subject to regulatory approval, Kettle River Resources Ltd. is arranging a non-brokered private placement in the amount of up to 350,000 units at a price of 10 cents per unit, for gross proceeds of up to $35,000. Each unit consists of one common share and one share purchase warrant. One warrant and 15 cents will entitle the placee to acquire one additional common share of the company for a period of two years. No finder's fees are applicable.
The proceeds of the private placement will be used for working capital and property acquisitions in its 50% joint venture NAKET diamond project in Nunavut, Canada.

George O.M. Stewart
'President

Obtain further information from Kettle River Resources Ltd. by phoning 1-800-856-3966 or email kettle@direct.ca

FORM 4A

PRIVATE PLACEMENT NOTICE FORM

Re: Kettle River Resources Inc. (the "Issuer").

Trading Symbol: KRR.

Issued and Outstanding Listed Shares Prior to Private Placement 4,853,611.

Date Price Reservation Form filed (if applicable): Not Applicable.

Date of News Release Announcing the Private Placement February 4, 2002

---

1. Total amounts of funds to be raised: $35,000.

2. Description of securities to be issued:

   (a) Class: Units consisting of common share and one share purchase warrant to purchase one additional common share.

   (b) Number: Up to 350,000 Units.

   (c) Price per security: $0.10 per Unit.

3. If Warrants are to be issued, provide the following information:

   (a) Number: 350,000.

   (b) Number of Listed Shares eligible to be purchased on exercise of Warrants:

   350,000.

   (c) Exercise price of Warrants: $0.15.

   (d) Expiry date of Warrants 24 months from date of issuance of shares.

4. If Debt Securities are to be issued, provide the following information:

   (a) Aggregate principal amount: Not Applicable.

   (b) Maturity date: Not Applicable.

   (c) Interest rate: Not Applicable.

   (d) Conversion terms: Not Applicable.

   (e) Default provisions: Not Applicable.

5. Placees – Please complete the following chart for each placee

(a) who will hold ≥5% of the issued and outstanding Listed Shares of the Issuer post-closing of the placement;

(b) who is an Insider; and

(c) who is a member of the Pro Group.

**Name and Address of Purchaser	Number of Securities Purchased	Section of Act/Rules Prospectus Exemption	Present Direct & Indirect Holdings of the Issuer	Payment Date if applicable	*Insider=Y ProGroup=P Not Applicable=N/A
Brian Abraham 1023 Hendecourt Rd. N. Vancouver, BC V7K 2X3	30,000	Act sec. 74(2)(9)	12,500	Feb. 4/02	Y
Ellen Clements Box 416, Greenwood, BC V0H 1J0	150,000	Act sec. 74(2)(9)	558,370	Feb. 4/02	Y
George O.M. Stewart, Box 130, Greenwood, BC V0H 1J0	170,000	Act sec. 74(2)(9)	742,035	Feb. 4/02	Y

*If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".
**If placee is not an individual and a Corporate Registration Form has not been filed, state the names of the beneficial owners holding ≥20% of the placee.

6. If a Tier 1 Issuer, please disclose the proposed use of proceeds.

Not Applicable.

If the Issuer is a Tier 2 Issuer, please disclose the use of proceeds and provide a comparison to expenditures on similar categories in the preceding 12 month period.

Use of Proceeds	Expenditures on Similar Categories in Preceding 12 months
Acquisition Exploration, Nunavut (50% JV)	$1,800
Exploration costs NAKET JV	$80,000

7. State the estimated working capital on hand as at the preceding month end. $55,000

8. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the placement.

(a) Sales Agent/broker (name, address, beneficial ownership where applicable): Not Applicable.

(b) Cash: Not Applicable.

(c) Securities: Not Applicable.

(d) Expiry date of any Agent's Option: Not Applicable.

(e) Exercise price of any Agent's Option: Not Applicable.

9. State whether the Sales Agent is a Related Party of the Issuer: Not Applicable.

10. Describe the particulars of any other proposed material changes in the affairs of the Issuer.

Not Applicable.

11. Describe any unusual particulars of the transaction (i.e. tax "flow-through" shares, etc.).

Not Applicable.

12. State whether the private placement will result in a change of control.

Not Applicable.

13. State whether shareholder approval of the Private Placement is required.

Not Applicable.

14. State the Prospectus exemption(s) being relied on and the hold period to which the securities will be subject. (Including Exchange four month hold period.)

Act sec. 74(2)(9) with 12 month hold period.

15. If this transaction is not fully in accordance with Policy 4.1 – Private Placements, indicate where there are deviations, and explain why a waiver of policy is in the best interests of the Issuer and the investing public.

Not Applicable.

FORM 4B

PRIVATE PLACEMENT SUMMARY FORM

To be provided at the final filing stage. Please complete the following:

Re: Kettle River Resources Ltd. (the "Issuer").

Trading Symbol: KRR.

Date: February 13, 2002

Date of Exchange Conditional Acceptance: February 8, 2002.

Total Number and Type of Security: 350,000 Units. Units consist of one common share and one purchase warrant to purchase one common share.

Full Name and Address of Purchaser	Number of Securities Purchased	Purchase Price of Securities (CDN$)	Section of Act/Rules Prospectus Exemption	Present Direct & Indirect Holdings of the Issuer	Payment Date**	*Insider=Y ProGroup=P Not Applicable=N/A
Brian Abraham 1023 Hendecourt Rd. N. Vancouver, BC V7K 2X3	30,000	$3,000	Act sec. 74(2)(9)	12,500	Feb. 4/02	Y
Ellen Clements Box 416, Greenwood, BC V0H 1J0	150,000	$15,000	Act sec. 74(2)(9)	558,370	Feb.4/02	Y
George O.M. Stewart, Box 130, Greenwood, BC V0H 1J0	170,000	$17,000	Act sec. 74(2)(9)	742,035	Feb.4/02	Y

*If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".

**Has each placee advanced payment to the Issuer or have the placement funds been placed in trust pending receipt of all necessary approvals?

YES __X__ NO_____

If NO, please explain: ____

1. Each purchaser has been advised of the applicable Securities Act or Exchange hold period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period.

2. Where there is a change in the control of the Issuer or the creation of a control block resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders, and provide the date on which shareholder approval has been or will be obtained for the transaction.

3. A Form 4D — Corporate Placee Registration Form with current information is enclosed or has been filed for each subscriber that is not an individual.
YES __X__ NO_____

If Form 4D on file does not contain current information, a new Form, or amendment to the Form, must be submitted by the placee.

FORM 4C

PRIVATE PLACEMENT
DECLARATION OF CERTIFIED FILING

Re: Kettle River Resources Ltd. (the "Issuer").

Trading Symbol: KRR.

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Summary Form attached hereto (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 - Private Placements, in effect as of the date of this Declaration or any deviations are disclosed in the Notice previously filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed; and

d) any changes to the terms of this Private Placement since the conditional acceptance of the Notice have been disclosed in an attachment to this Declaration.

Dated Feb 20, 2002.

George O. M. Stewart
Name of Director or Senior Officer

[signature]
Signature

PRESIDENT
Official Capacity

TREASURY ORDER

Date: February 15, 2002

Computershare Trust Company of Canada
Stock Transfer Services
510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Dear Sirs/Mesdames:

KETTLE RIVER RESOURCES LTD. (the "Company") – PRIVATE PLACEMENT OF 350,000 SHARES AND 350,000 SHARE PURCHASE WARRANTS

1. You are hereby authorized and directed to countersign, issue and register common share certificates for fully paid common shares of the capital stock of the Company (the "Securities") to the following parties for the number of shares set opposite each name pursuant to a private placement approved by the Board of Directors on February 4, 2002 and the Canadian Venture Exchange on February 4, 2002 (Submission #71751).

Name and Address of Person Issued to:	Number of Common Shares issued	Price paid for each Unit received (CDN)	Number of Warrants issued
George O.M. Stewart Box 130 Greenwood, BC V0H 1J0	170,000	$0.10	170,000
Ellen Clements Jewel Lake Eholt Road Box 416 Greemwood, BC V0H 1J0	150,000	$0.10	150,000
Brian Abraham 1023 Hendecourt Road North Vancouver, BC V7K 2X3	30,000	$0.10	30,000

and

2. to reserve for issue 350,000 common shares on exercise of the following share purchase warrant certificates in the amount and to the parties as follows (Note: The Company will maintain a register of the warrants):

Name and Address of Person Issued to:	Number of Warrants issued	Warrant Certificate Number
George O.M. Stewart Box 130 Greenwood, BC V0H 1J0	170,000	1
Ellen Clements Jewel Lake Eholt Road Box 416 Greemwood, BC V0H 1J0	150,000	2
Brian Abraham 1023 Hendecourt Road North Vancouver, BC V7K 2X3	30,000	3

We certify that these shares have been allotted to the parties named above, that the Company has received the full consideration therefor and that they are therefore fully paid and non-assessable.

Please insert the following legends on the face of the certificates, or if the face has insufficient space, on the back of the certificate with a reference on the face of the certificate to the legend:

> **"Unless permitted under securities legislation, the holder of the securities shall not trade the securities before February 16, 2003."**
>
> **"Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the Canadian Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until June 15, 2002.**

Upon issuance of the above securities (excluding warrant shares), the issued and outstanding share capital of the Company will be 5,203,611 shares.

Kettle River Resources Ltd.

____
Director

____
Director

KETTLE RIVER RESOURCES LTD.
(the "Company")

The following are consent resolutions of the Company made pursuant to the articles of the Company and made effective on the date noted hereunder by the authorization of all the directors.

$35,000 Private Placement of 350,000 Units @ $0.10 per Unit

WHEREAS:

A. The Directors have determined to effect a private placement of 350,000 Units ("Units") of the Company, at a price of $0.10 per Unit to the placees and in the amounts as noted on Schedule A attached hereon. Each Unit will consist of one Common share ("Share") and one share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase an additional Share at a price of $0.15 per Share for a period of two years, upon the terms and conditions hereinafter set forth.

B. The Board wishes to authorize the approval of the form of Unit Subscription Agreement by the Company's Chief Executive Officer ("CEO");

C. The Board wishes to authorize the approval of the form of Warrant by the Company's CEO;

BE IT RESOLVED THAT:

1. The form of Unit Subscription Agreement when approved by the Company's CEO are hereby authorized for execution;

2. The form of Warrant when approved by the Company's CEO are hereby authorized for execution;

3. The Company hereby allot and, upon receipt of the subscription funds and of all regulatory approvals therefor, issue to the investors up to 350,000 Shares pursuant to the Units;

4. The Company hereby allot and reserve for issuance upon exercise of the Warrants up to a maximum of 350,000 Shares;

5. The Company, upon receiving notice of exercise of any part of the Warrants and the exercise price therefor, issue, as fully paid and non-assessable, that number of Shares set out in the notice at the exercise price;

6. Any one director is authorized to do all further acts, and execute such further documents, instruments, and affirmations on behalf of the Company and to affix the common seal thereto as may be reasonably required to give effect to the foregoing;

7. Any two directors of the Company are authorized to execute the Treasury Order on behalf of the Company issuing the Units to affix the common seal thereto as may be required to give effect to the foregoing;

8. Any one director or officer of the Company is authorized to execute the Canadian Venture Exchange Declaration of Certified Filing and other related filing documents with respect to the filing of the application for acceptance by the Canadian Venture Exchange of the private placement;

9. These resolutions may be signed by the directors in as many counterparts as may be necessary and by facsimile, each of which so signed shall be deemed to be an original, and such counterparts or facsimiles together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth below.

DATED as of the 4th day of February, 2002.

George O.M. Stewart	Ellen Clements
on file	on file
Gerald Rayner	Brian Abraham

SCHEDULE "A" TO RESOLUTIONS DATED FEBRUARY 4, 2002 AGREED TO IN WRITING BY ALL THE DIRECTORS OF KETTLE RIVER RESOURCES LTD.

Full Name and Address of Purchaser	Number of Securities Purchased	Purchase Price of Securities (CDN$)
Brian Abraham 1023 Hendecourt Rd. N. Vancouver, BC V7K 2X3	30,000	$3,000
Ellen Clements Box 416 Greenwood, BC V0H 1J0	150,000	$15,000
George O.M. Stewart Box 130 Greenwood, BC V0H 1J0	170,000	$17,000

[redacted]

March 6, 2002

Lang Michener
1500 Royal Centre
1055 West Georgia Street
P.O. Box 11117
Vancouver, BC
V6E 4N7

Attention: Andre J. Skujins

Dear Sirs\Mesdames:

RE: KETTLE RIVER RESOURCES INC. ("KRR")
Private Placement-Non-Brokered – Submission No. 71751

This is to confirm that the CDNX has accepted for filing documentation with respect to a Non-Brokered Private Placement announced February 4, 2002:

Number of Shares:	350,000 shares
Purchase Price:	$0.10 per share
Warrants:	350,000 non-transferable share purchase warrants to purchase 350,000 shares
Warrant Exercise Price:	$0.15 for a two year period
Number of Placees:	three placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
Brian Abraham	Y	30,000
Ellen Clements	Y	150,000
George O.M. Stewart	Y	170,000

The Company must issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502.

Yours truly,

Karen Chernoff

Karen Chernoff
Analyst
Corporate Finance

KC\le

cc: BC Securities Commission, Attention: Corporate Finance
Kettle River Resources Ltd.

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